Abacus Innovations Corporation

6801 Rockledge Drive

Bethesda, Maryland 20817

July 7, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Abacus Innovations Corporation
Registration Statement on Form S-4/S-1 (File No. 333-210797)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Abacus Innovations Corporation, a Delaware corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-4 and Form S-1 (File No. 333-210797), as amended (the “Registration Statement”), and declare the Registration Statement effective as of 12 p.m., Eastern Time, on July 11, 2016, or as soon thereafter as practicable.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities in the Registration Statement. Further, the Company acknowledges that, in connection with the Registration Statement and this request for acceleration:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Abacus Innovations Corporation

/s/ Sondra L. Barbour
By:	Sondra L. Barbour
Title:	President and Chief Executive Officer